November 18, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mss. Jessica Ansart and Laura Crotty

Re:	Brooklyn ImmunoTherapeutics, Inc. Registration Statement on Form S-3 Filed August 13, 2021 (File No. 333-258816)

Ladies and Gentlemen:

Reference is made to your letters to Brooklyn ImmunoTherapeutics, Inc. (the “Company”) dated August 30, 2021 and October 25, 2021 with respect to the above-referenced registration statement (the “Form S-3”), and to the related telephone conference held on October 29, 2021 among members of the Securities and Exchange Commission staff (the “Staff”), the undersigned on behalf of the Company, and representatives of the Company’s legal counsel. The Company wishes to acknowledge its appreciation in particular for the Staff’s time on October 29, 2021, including the Staff’s confirmation that the Company did not at any time constitute a “shell company” for the purpose of any rule or regulation of the Securities and Exchange Commission.

In accordance with the Staff’s guidance in its letters dated August 30, 2021 and October 25, 2021 and in the telephone conference on October 29, 2021, the Company hereby requests, pursuant to Rule 477 of the Securities Act of 1933, that the Form S-3 be withdrawn effective immediately. Also in accordance with such guidance from the Staff, the Company intends to file a registration statement on Form S-1 with respect to the shares of common stock previously intended to be registered pursuant to the Form S-3.

The Form S-3 has not been declared effective, and no securities of the Company have been sold pursuant to the Form S-3. Based on the foregoing, the Company submits that the withdrawal of the Form S-3 is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

Please do not hesitate to contact our legal counsel, Bella Zaslavsky, at (617) 951-9054, if you have any questions or would like additional information regarding this matter.

Sincerely,

BROOKLYN IMMUNOTHERAPEUTICS, INC.

		By:	/s/ Sandra Gurrola
Sandra Gurrola
Vice President, Finance

cc:	Mark L. Johnson, K&L Gates LLP
Bella Zaslavsky, K&L Gates LLP